UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 10, 2009

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES TIKHVIN SMELTING PLANT GETTING THE CERTIFICATE OF ITS
COMPLIANCE WITH THE ISO 9001:2008 INTERNATIONAL STANDARD

Tikhvin, Russia – December 10, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that as a result of audit conducted by the company TUV SUD, Tikhvin Smelting Plant (TFZ JSC) obtained the certificate of compliance with the quality management system standard ISO
9001:2008. TFZ JSC is consolidated inside the company Oriel Resources Ltd., which is Mechel OAO’s ferroalloy sub-holding.
Certificate of compliance with to the quality management system standard ISO
9001:2008 was obtained by TFZ JSC in the beginning of December, 2009. The certification audit was conducted at the plant from 23rd till 26th of November.
During the audit TUV SUD specialists (one of the international leaders in certification, tests and expertise) registered high quality of planning and accounting at the plant, good level of technical documentation preparation as well as permanent and thorough analysis of the plant’s production key figures.
Auditors also noted high level of competence and qualification of the plant’s personnel.
Auditors particularly marked the work of the plant’s production and technical teams who collected and studied huge volume of statistics which in its turn helps to minimize operational costs and ensure serious approach to information security.
Auditors’ attention was attracted by the advanced level of production process management. The controlling system installed at the plant allows watching the plant’s machines work and all the production stages online. Production plan performance reports as well as reports on raw materials utilization and quality of the output are issued at Tikhvin Smelting Plant daily.
Auditors emphasized well-developed production culture, cleanness and order inside production buildings and well-kept territory outside.
Alexey Ivanushkin, Oriel Resources Ltd.’s CEO, commented on the event: “TFZ JSC manufactures high quality high-carbon ferrochrome which is used mainly for stainless steel production. Products of TFZ are in high demand on both the domestic and international markets. This is the youngest ferroalloy plant in
Russia; here we have up-to-date powerful equipment and experienced specialists.
Having obtained the Certificate of compliance with the international quality management system standard ISO 9001:2008 TFZ JSC strengthened its market positions and proved high competitiveness of Mechel’s enterprises. It’s worth mentioning that less than a week passed between the completion of the certification audit and our receiving the Certificate (including audit results consideration in the TUV SUD headquarters in Germany). As the auditors noted, it was the fist time in their Russian practice, when a plant showed such a good level of preparation and process organization.”

***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 11, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO